UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

                        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

                        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

                        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice of Extraordinary Meeting of Shareholders and Proxy Statement, dated September 2, 2020

Item 1
ICL GROUP LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held on October 14, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom.
Meeting URL: https://icl-group.zoom.us/j/93855064793?pwd=Lyt1Rnl1Z3JZTmRJcjVVUDc2Ti90UT09

Meeting ID: 938 5506 4793

The purpose of the Meeting is to consider and vote upon the approval of a Bridge Supply Agreement with Tamar Reservoir for the purchase of natural gas by the Company.

Our Board of Directors recommends that you vote “FOR” the proposal described in the attached Proxy Statement.

Shareholders of record at the close of business on September 14, 2020 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof.  All shareholders are cordially invited to attend the Meeting in person.

              Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

              If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.  If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3- 6844400).  Our company’s representative is Aya Landman, VP, Company Secretary & Global Compliance (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

By Order of the Board of Directors, Aya Landman, Adv. VP, Company Secretary & Global Compliance

Dated: September 2, 2020

ICL GROUP LTD.

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, October 14, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom.

Meeting URL: https://icl-group.zoom.us/j/93855064793?pwd=Lyt1Rnl1Z3JZTmRJcjVVUDc2Ti90UT09

Meeting ID: 938 5506 4793

Agenda Item

The purpose of the Meeting is to consider and vote on the approval of a Bridge Supply Agreement with Tamar Reservoir for the purchase of natural gas by the Company.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our ordinary shares as of the close of business on September 14, 2020.  You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 14, 2020, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

              If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted.  Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”), to the offices of the Company, no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 15, 2020 and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to October 21, 2020, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for quorum purposes.

Vote Required for Approval of the Proposal

On August 31, 2020, 1,280,551,147 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon the proposal to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposal.

In addition, the approval of the proposal is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on the proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his/her/its vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL  SHAREHOLDERS

           The following table presents as of August 31, 2020 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.85%

(1)	The percentages shown are based on 1,280,551,147 Ordinary Shares issued and outstanding as of August 31, 2020 (after excluding shares held by us or our subsidiaries).

(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, indirectly holds 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp.

Item 1 – Approval of a Bridge Supply Agreement with Tamar Reservoir for the purchase of natural gas by the Company

Background:

In December 2017, ICL entered into a long-term gas purchase agreement with Energean PLC ("Energean"), the owner of the Karish/Tanin natural gas fields in Israel, for the supply of natural gas to the Company for a period of 15 years, commencing in the second quarter of 2021 (the "Energean Agreement"), to be used in the operation of the Company's power plant in Sodom and its other facilities in Israel.

The negotiations in connection with  the Energean Agreement were conducted by ICL, jointly with two other Israeli companies affiliated with our controlling shareholder Israel Corp.: Oil Refineries Ltd., an Israeli company public traded on the TASE and controlled by Israel Corp. (“ORL” or “Bazan”) and OPC Energy Ltd. (“OPC”), eventually leading to separate final agreements of each of such companies with Energean.  Due to the joint negotiations, the Energean Agreement was approved by our shareholders on February 22, 2018, as an "Extraordinary Transaction" (as such term is defined in the Israeli Companies Law), in which our controlling shareholder had a personal interest, by the Special Majority, as described above, in accordance with the Israeli Companies Law.

In February 2018, ICL entered into two separate agreements for the purchase of natural gas with two different Israeli gas suppliers, Tamar Reservoir (which owns the Tamar gas reservoirs in Israel) (“Tamar”) and Leviathan (which owns the Leviathan gas reservoir in Israel), in order to ensure ICL's gas supply until the Karish/Tanin natural gas field is operational, pursuant to the Energean Agreement (the “Interim Agreements”). Each of the Interim Agreements provides for the annual purchase by ICL of 0.375 BCM of natural gas (and in the aggregate, 0.75 BCM of natural gas annually) at a price of approximately $4.80 per MMBTU, linked to the electricity generation tariff published by the Israel Electricity Authority. The price of BCM per MMBTU is based upon the maximum gas price stipulated in the "Gas Outline", issued by the Israeli government in 2015-2016, which sets forth an outline for the increase of the quantity of natural gas produced at the Tamar gas field and the swift development of the Leviathan, Karish and Tanin gas fields, as well as other gas fields, subject to issuance of an exemption from restrictive trade arrangement under Section 52 of the Restrictive Trade Practices Law, 5748-1988 (the "Gas Outline"). The Interim Agreements are in effect (after an automatic extension) until March 2021, and ICL has the option to extend each of the agreements by periods of six months each, until the end of 2025. To the best of the Company's knowledge, ORL entered into a interim backup agreement with Tamar in effect until January 2021, for ORL's entire annual natural gas consumption quantities (1.0 BCM), at a price of approximately $5.08 per MMBTU, linked to the oil prices, based upon the Gas Outline prices for industrial consumers.

Recent Developments and Background for the Engagement in the Bridge Gas Agreement

In February 2020, Energean notified the Company that its main contractor has declared a force majeure event due to the impact of the COVID-19 pandemic on its operations, resulting in a delay in the supply of gas from the Karish/Tanin natural gas reservoirs, currently estimated to be delayed until the end of the third quarter of 2021.

As a result of the anticipated delay in the commencement of the natural gas supply from the Karish/Tanin gas reservoirs, notwithstanding the ability of ICL to extend the Interim Agreements, in view of certain changes in the natural gas market in Israel subsequent to the execution of Interim Agreements, which led to, among other things, a decline in the prices of natural gas in comparison to the prices set forth in the Gas Outline, we commenced negotiations for a new supply agreement for the period pending the commencement of gas supply from the Karish/Tanin natural gas reservoirs (the “Bridging Period”). The negotiations were conducted jointly by ICL and Bazan with the two other suppliers of natural gas in Israel, with the aim to enter into separate agreements of each of ICL and Bazan with the supplier providing the better offer.

The joint negotiations by ICL and Bazan were aimed to improve each of their bargaining positions by leveraging their significant joint critical mass of 1.5-1.8 BCM of natural gas annually (approximately 13%-15% of the expected annual domestic gas consumption volume in Israel in 2020), to achieve improved terms and conditions under the new gas purchase agreements for the Bridging Period.

Following negotiations with the two suppliers, which were supervised by ICL's Audit and Accounting Committee, in accordance with a structured governance outline, as described in detail below, and after holding a "best and final" offers process, ICL decided to enter into a new gas supply agreement for the Bridging Period (the "Bridge Supply Agreement") with Tamar, primary terms and conditions of which are described below. Despite the joint negotiations, Tamar's best and final offer was committed to ICL regardless of ORL's decision between the offers. In light of the engagement in the Bridge Supply Agreement, as further detailed below, no significant impact is expected on the Company following the delay in the supply of gas from the Karish/Tanin natural gas reservoirs.

To the best of the Company's knowledge, Tamar is owned by Nobel Energy Mediterranean Limited, Isramco Negev 2, Delek Drilling Limited Partnership ("Delek"), Dor Gas Exploration Limited Partnership, Tamar Petroleum Ltd and Everest Infrastructures Limited Partnership ("Tamar's Partners").

To the best of the Company's knowledge, as of the date of this Proxy Statement, the Bridge Supply Agreement has been signed by all of Tamar's Partners, except for Delek. Nevertheless, the Company has been notified that Tamar's Partners (except Delek) are committed to the terms of the Bridge Supply Agreement, including the supply quantities therein, whether Delek joins or not.

The Bridge Supply Agreement's Primary Terms & Conditions:

1.
Agreement Period: The Bridge Supply Agreement shall remain in effect until the earlier of (i) Karish/Tanin entry into full operation or (ii) July 2022, with an ICL option to extend the agreement until December 31, 2022. In any event, the Bridge Supply Agreement will remain in effect even after the commercial operation of the Karish/Tanin Reservoir, so as to provide ICL with full backup supply in the event that malfunctions occur in the supply of natural gas from the Karish/Tanin reservoirs, until the end of 2022.

2.
Quantities: The annual total quantity of gas which ICL expects to consume is 0.75 BCM per year. The actual amount that will be purchased is dependent upon the date of commencement of operation of Karish/Tanin Reservoir and the amount of the backup supply by Tamar afterwards (until December 31, 2022).

3.	Price: Fixed price of approximately $4 per MMBTU.

4.
Take or Pay for Operational Hours: The Bridge Supply Agreement does not have a typical "Take or Pay" mechanism, but rather fixes a certain "Take or Pay" rate of gas consumed by ICL . As a result, effectively any hours ICL does not operate are deducted from the said "Take or Pay" obligation, without limitation. The Take or Pay obligation also excludes quantities of gas that ICL is committed to consume under the Interim Agreements and gas that ICL is committed to take under the Energean Agreement and other exceptions, and includes an arrangement regarding purchase and consumption of liquified natural gas (LNG).

5.	Conditions Precedent:

5.1
Anti-trust: Israel's Competition Authority's approval or exemption is required for the "Take or Pay" obligation under the Bridge Supply Agreement or the parties will carry out a "self-assessment" of the "Take or Pay" obligation.

5.2	Shareholder Approval: Shareholder approval of the Bridge Supply Agreement, which is being sought at the Meeting, is required to be obtained within 90 days from the date of its execution.

6.
Additional arrangements: The Bridge Supply Agreement includes additional provisions and arrangements that are standard in natural gas purchase agreements, such as regarding maintenance, gas quality, shortfall gas, limitation of liability, buyer and seller collaterals, liens and assignments, dispute resolution and operational mechanisms.

Approval Process

In light of the joint negotiations of ICL and Bazan, both of which are controlled by Israel Corp., and for sake of caution and good order, we view the entry into the Bridge Supply Agreement with Tamar, as a transaction in which our controlling shareholder, Israel Corp., has a personal interest, pursuant to Israeli law.

As such, ICL's Audit and Accounting Committee independently oversaw, supervised and monitored the negotiations and engagement process, as well as determined between the "best and final" offers that were received from the two suppliers, all in accordance with a structured governance outline, supported by external legal counsel to the Audit and Accounting Committee, which set forth milestones for the involvement of the Audit and Accounting Committee in supervising the stages of the negotiations and engagement (the "Audit Committee's Governance Outline"). The Audit and Accounting Committee appointed a dedicated independent external economic consultant, who conducted a thorough review of the market terms and conditions for agreements of this type and issued to the Audit and Accounting Committee an expert opinion regarding the market terms, fairness of the price and the deal as a whole, and determined that final terms and conditions of the Bridge Supply Agreement with Tamar represent an economically viable transaction, aligned with market conditions, in the best interest of the Company and without any potential economic shifting towards Bazan (the "Economic Expert Opinion"). The Economic Expert Opinion is attached as Exhibit A hereto.

Following several discussions and consistent with the Audit Committee's Governance Outline, the Audit and Accounting Committee resolved that the Bridge Supply Agreement and underlying engagement do not constitute an "Extraordinary Transaction" within the meaning of the Israeli Companies Law, given that the transaction is in the ordinary course of the Company's business, would not have a material effect on the Company's profitability, assets or obligations, and is on market terms according to the Economic Expert Opinion, and therefore, shareholder approval is not formally required under Israeli law. Therefore, the engagement in the Bridge Supply Agreement is being brought for shareholder approval by the Special Majority (as described above) for the sake of caution and good order only.

The Audit and Accounting Committee further resolved that a "competitive procedure" took place, that the transaction does not constitute a "distribution", as such terms are defined in the Israeli Companies Law, and that the transaction is in the Company's best interest, while it does not create potential for shifting of economic benefits in favor of Bazan at the Company's expense.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Bridge Supply Agreement with Tamar Reservoir for the purchase of natural gas by the Company during the Bridging Period, under the terms and conditions detailed in the Proxy Statement for the Meeting.”

Required Approval

Under the Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 1 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

The Board of Directors recommends a vote FOR the foregoing resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: ICL Corporate Secretary.  For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than September 9, 2020.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than September 16, 2020, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: Corporate Secretary, no later than October 4, 2020. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting.  If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Aya Landman VP, Company Secretary & Global Compliance

Dated: September 2, 2020

Economic Opinion on Fairness of Bridging Agreement for the Purchase of Gas – ICL-Tamar

Presented to Audit Committee of the ICL Board of Directors

Chen Herzog, Chief Economist BDO

July 24, 2020

Introduction

We were requested by the Audit Committee of the Board of Directors (the “Committee”) of ICL Group Ltd. (“ICL”) to express our professional opinion in relation to the gas agreement proposed to ICL with the Tamar gas field partners (the “Bridging Agreement”).

The purpose of the opinion is to examine the economic terms in the proposed Agreement and to express our professional opinion on the economic terms of the Agreement, including the reasonableness of said terms considering the characteristics of the group members which have joined forces for purposes of negotiating the Agreement (ICL and Bazan). The opinion relies on the gas agreement drafts conveyed to us by ICL representatives and on information conveyed to us by the negotiation team representatives.

The economic basis of the Bridging Agreement is the purchase of natural gas at a price of           per MMBTU, without linkage. The Agreement does not include any minimal quantity requirement, rather only exclusivity of purchase from Tamar, respecting excess quantities on top of existing firm agreements and LNG transactions. The Agreement period extends until commencement of operation of Karish, or the end of 2022, according to the earliest. ICL and Bazan have joined forces for purposes of negotiation, but each company has entered a separate agreement, without any dependence between the agreements, without any internal arrangements respecting the benefits and without any mutual guarantees or undertaking between the parties.

We view the terms of the transaction, which include a 17% discount on the gas price for ICL, as compared to the gas price according to the Gas Outline, and a negligible addition of approx. 0.4% as compared to the agreement prices for future purchases from Energean, as being reasonable and fair business terms, representing high economic feasibility and a positive profit expectancy for ICL. We therefore believe that the transaction reflects market conditions and is economically feasible for ICL.

Upon weighing the transaction’s feasibility for ICL, we have also taken into account, in addition to the significant reduction in gas price as compared to the existing situation, the fact that the Agreement is a short-term bridging agreement

Our examination indicates, as detailed herein, that the terms of the Agreement, including the gas price as compared to the alternative market price, constitute market conditions, adequately reflecting the nature of this transaction. A uniform price for both members of the group constitutes a fair and reasonable price, without discrimination or deprivation of any party.

Chen Herzog, Chief Economist, Partner, BDO

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1.	Background of the Agreement – Delay in Karish Project

The background of the transaction is Energean’s notice to ICL regarding an expected delay in the commencement of commercial production at the Karish gas field, due to a force majeure claim following the Coronavirus pandemic crisis.

In December 2017 ICL engaged with Energean in a firm agreement for the purchase of natural for a period of 15 years. Commencement of gas supply was scheduled, according to the agreement, to April-September 2020. A reasonableness analysis of the Energean transaction, prepared by us for the Special Gas Committee of the ICL Board prior to its approval, had been prepared under a basic assumption of delay in the commencement of operations at Karish until early 2021. We have also estimated at the time that, in light of the project’s complexity and its ambitious timetable, there exists a high likelihood of at least one year delay in the timetable, i.e. commencement of operation only in 2022.

According to public statements issued by Energean on July 1, 2020, Energean forecasts commencement of gas production during the second half of 2021, with reception checks planned to take place in the third quarter (i.e., until September 2021). This, while reserving the possibility of a further delay in operation due to further developments in the effects of the Coronavirus pandemic.

Updated Timetable for the Karish Project –

According to Energean’s Statements Dated July 1, 2020

First Gas Expected 2H 2021

Revised timetable not expected to have a material financial impact due to the contracting structures in place with TechnipFMC and gas buyers in Israel

First Gas 2H 2021*

FPSO Workstream

2019 – 2020 – 2021

- Hull First Steel Cut – 4Q ✓ – Achieved November 2018
- Topsides First Steel Cut – 4Q ✓ – Achieved November 2018
- Hull Keel Laying – 2Q ✓
- Hull and Topsides Construction – 1Q – 1Q20 ✓
- Hull Sailaway from Cosco Yard – 1Q ✓ – Achieved April 2020
- Hull and Topsides Integration – 2Q – 1Q21
- FPSO mooring hookup and Riser – 2Q-3Q
- Performance testing – 3Q

Drilling Workstream

2019 – 2020

- Mobilise Stena DrillMAX – 1Q ✓ – Rig mobilized February 2019
- Karish North, KM-03, KM-01 & KM-02 – 1Q – 4Q ✓ – Discovery
- Complete Development Wells – 1Q ✓

Subsea and Onshore Workstreams

2019 – 2020

- Pipeline beach crossing at Dor – 1Q – 4Q ✓
- Pipeline installation Karish to Dor – 2Q – 4Q
- Onshore facilities commissioning – 2Q – 4Q
- Installation of subsea infrastructure – 2Q – 1Q21

* Contingent on evolution of the impacts of the COVID-19 global pandemic

ENERGEAN

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Accordingly, we now estimate that the expected date for commencement of gas production by Karish is expected to be in early 2022, with a high probability of a further delay of 6-12 months.1 This means that ICL requires a bridging agreement for the purchase of gas for the interim period, until the entry of Karish.

When entering the transaction. ICL has taken into account a possible delay in Karish, and the transaction’s feasibility has also been examined including the possibility of continued purchase of natural gas, throughout the delay period, at Gas Outline prices, i.e. at a price of $4.8 per MMBTU.

1 These estimates conform to the Bridging Agreement period, until the end of 2022 or entry of Karish, according to the earliest.

3

Current market conditions enable ICL to enter a bridging agreement for the purchase of natural gas pending Karish’s operation, while reducing the loss deriving from the delay in Karish (a delay which, as aforesaid, had been taken into consideration as a highly probable possibility as part of examination of the transaction’s feasibility at the time).

2.	Gas Market Conditions in Israel 2020

Until 2019, gas prices in the Tamar and Leviathan transactions were determined according to the Gas Outline prices, i.e. prices linked to the electricity production component with a minimum of $4.7 per MMBTU in transactions with private power producers (PPPs), and a minimal price of $5.2 per MMBTU, linked to Brent price, for industrial consumers.

According to the Gas Outline, Tamar and Leviathan are obligated to offer customers to purchase gas according to the price formulas provided in the Gas Outline, pending completion of sale of Delek’s holdings in Tamar. According to the terms of the Gas Outline, the gas price that should be offered to ICL upon engaging with Tamar and/or Leviathan is approx. $4.7 per MMBTU, linked to the production tariff (respecting about 80% of the gas quantity, intended for electricity production), and approx. $5.2 per MMBTU, linked to Brent Crude price for the remaining quantity. In total calculation, the minimal price for ICL according to the terms of the Gas Outline is approx. $4.8 per MMBTU.

The average gas price in Israel (“HUB price”) is currently $5.48 per MMBTU, and represents the average price range in gas agreement in Israel, ranging between $6.3 per MMBTU in Tamar’s agreement with IEC (an agreement from 2012, with a price renegotiation point in mid-2021), and a gas price of $4.7 per MMBTU for private power producers according to Outline prices.

Development of Natural Gas Prices in Israel

The market minimal price, as of today, for future agreements, is the price in the agreement entered by ICL, Bazan and OPC, signed in 2017 and based on a gas price of $3.975 (being the minimal price for Bazan and ICL, and OPC’s effective minimum under current electricity prices). To our best estimation, this price has thus far constituted a minimal threshold for gas prices in Israel, and reflects the price for an anchor customer in a long-term agreement of the group as Energean’s most prominent customer. According to Energean’s public statements, the average minimal price for all its customers is $4.2, indicating an average price of $4.25-4.3 for customers not in the ICL group.

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Gas Price Range in Israel – Current Situation

	Price $ / MMBTU[2]	Agreement type
Tamar-IEC agreement	6.3	Anchor agreement - 2012
Israeli HUB	5.48	Average - all prices
Industry	5.2	Brent linked
IEC-Leviathan	4.8	Bridging agreement - 2019
Outline - Cogeneration	4.7	Cogeneration minimum
Outline - PPPs	4.7	PPPs minimum
Energean average	4.2-4.3
Tamar-ICL Bridging Agreement
Energean-Bazan/ICL	3.975	Anchor agreement - 2017

About a year ago, in April 2019, the Israel Electric Company (IEC) engaged in a bridging agreement for the purchase of gas in the interim period pending entry of Karish. The engagement, made by way of tender, concluded with a short-term bridging agreement for the purchase of gas from Leviathan based on a gas price of $4.8, reflecting the Gas Outline prices at the time. That price was offered to IEC by both Tamar and Leviathan.

Contrary to the situation prevalent a year ago, the unique current market conditions enable ICL to enter a bridging agreement for the purchase of gas during the interim period, at prices significantly lower than the Gas Outline price offered to IEC respecting a similar engagement period and similar quantities. The current superior market conditions stem, among other things, from the Coronavirus crisis, which led to decreased demand for electricity and gas in both the domestic and the global markets, exacerbating the situation of excess gas production capacity in the short term. We estimate that the effects of the Coronavirus crisis are expected to lead to a natural gas consumption decrease of 1 BCM/year in the short term.

According to statements of the gas companies, the export agreements to Egypt allow Egypt to reduce its gas quantities by 50% during years in which Brent Crude oil prices are below $50 per barrel. The Coronavirus crisis caused a sharp decline in crude oil prices (down to a zero price and even negative price for WIT oil at the height of the crisis). Though it is estimated that within two years, crude oil prices would increase and surpass the threshold of $50 per barrel, in the coming two years there exists, at the least, the risk of a decrease in export quantities, increasing the risk of gas oversupply in the domestic market in the short term.

2 One million British thermal units

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Crude Oil Prices in 2020

$/barrel

Despite the gas companies’ clear preference for long-term agreements, the Coronavirus crisis, decrease in domestic demand in the short term, and risk of decreasing export quantities pending an increase in oil prices, create an immediate need to sell gas also through short-term agreements.

The joining of forces between ICL and Bazan has produced a joint demand at the scope of 1.5 BCM during the coming year and a half. We believe that this demand scope is similar to the expected decrease in demand for gas during the corresponding period due to the Coronavirus crisis.

These unique market conditions, and the joint scope of consumption of Bazan and ICL, have allowed ICL to enter a gas agreement at a price very close to Energean’s minimal price, despite it being short-term agreement of a period of only 18 months, characterized by flexible terms (see below) and without any undertaking to purchase a minimal quantity (TOP), as is common practice in this industry.

It is our estimation that the Agreement prices constitute fair and reasonable prices, that reflect the current market conditions and the joint negotiating power of ICL and Bazan (see also Section 6 below).

3.	Terms of Delivery

ICL’s gas agreement with Karish is based on an annual quantity of 0.85 BCM, with a daily contract quantity (DCQ) of 83,836 MMBTU. According to the delivery terms of the Karish agreement, ICL is obligated to pay for a minimal annual consumption of 80% of the contract quantity (take or pay – TOP).

TOP provisions are a common provision in firm gas agreements in Israel, and stem from the need to allocate the customer capacity within the gas production and delivery capacity, regardless of such customer’s consumption.

                                                                                                                                                                                                                                                                                                                                                                                                                                                                           .

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ICL’s need for flexibility is not theoretical but realistic. According to ICL’s estimation, the scope of its gas consumption is expected to change during the period of the Bridging Agreement, depending on ICL’s obligation to purchase gas under its existing agreements with Tamar and Leviathan. In addition, the Agreement provides ICL with flexibility to reduce quantities in order to take advantage of the option, currently available in the market, to purchase imported LNG consignments at a low price.

The only loss of flexibility, on ICL’s part, entailed in the Agreement, is the undertaking to purchase gas exclusively from Tamar throughout the period of the Agreement, thus depriving it from the theoretical possibility of purchasing lower-priced gas from an alternative supplier. In light of the fact that this is a short-term agreement, and that the Agreement has been reached after exhausting a negotiation process with Leviathan, it would appear that such loss of flexibility is very reasonable. As aforesaid, Tamar’s exclusivity is subject to ICL’s existing agreements with Tamar and Leviathan, and does not apply to the purchase of LNG consignments, pursuant to current regulation.

It would also be noted that IEC’s bridging agreement with Leviathan is based on a similar exclusivity provision. ICL’s agreement includes an improved provision as compared to IEC’s bridging agreement, as it excludes LNG consignments from the exclusivity provision.

In light of the fact that the Agreement has been reached following a tender between gas suppliers, its short period, and the flexibility in adapting the exclusivity undertaking to other existing agreements, we consider the exclusivity provision as being a reasonable and fair term, and a preferable alternative for ICL, in terms of economic feasibility, as compared to TOP agreements.

4.	Linkage Mechanism

The majority of natural gas agreement in Israel is long-term agreements, which include a linkage mechanism to adjust the price of gas over time. The most common linkage mechanism in gas supply agreements in the private power production sector in Israel is linkage to the electricity production tariff, with the main alternative common in the market is linkage to oil prices (quote price of Brent Crude barrel). IEC has an historic agreement with Tamar, based on linkage to the Consumer Price Index plus (or minus) 1%.

ICL’s agreement with Karish is based on a minimal price of $3.975 per MMBTU, and linkage to the production tariff which becomes effective when the production tariff exceeds ILS 0.29 per kWh.

ICL’s Bridging Agreement with Tamar is based on a fixed price, without any linkage component. In light of the short timeframe of the Agreement and current electricity and Brent Crude prices, the likelihood of linkage mechanisms becoming taking effect during the bridging period is, in any event, low. However, removal of the linkage mechanism creates an additional defense for ICL and ensures maintaining a fixed gas price even in the extraordinary case (albeit unlikely) of an increase in electricity and/or oil prices above the minimum prices.

In light of that, we believe that the Agreement’s linkage terms are reasonable and fair, and grant ICL an additional component of hedging a price increase risk.

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5.	Economic Feasibility of the Agreement for ICL

Examination of the economic feasibility of the Agreement for ICL was made based on a comparison to the alternative gas price according to the Gas Outline, which constitutes the alternative price for the purchase of gas as could have been assumed at the time of entering the Karish agreement.

The gas price in the transaction is              per MMBTU, as compared to $4.8 per MMBTU under the terms of the Gas Outline. According to ICL’s estimation, the scope of gas quantities available for the Bridging Agreement is in the range of 25,000 MMBTU/day in July through September, during which ICL is still bound by the Leviathan agreement on the one hand, and could be expected to benefit from the ability to purchase low-priced LNG consignments on the other. In October through December 2020, ICL has firm agreements with Tamar and Leviathan, and therefore the available quantity for purchase under the Bridging Agreement is not expected to be of a significant scope. Beginning in March 2021, and until the entry of Karish, ICL would be able to direct its entire gas consumption, at an estimated scope of approx. 65,000MMBTU/day, to the Bridging Agreement.

These fluctuations in gas consumption throughout the bridging period further illustrate the importance of the flexibility provision granted to ICL under the Agreement, the following calculation of the expected savings for ICL, as compared to Outline prices, is based on a quantity assumption as described above; however, the flexible terms would enable ICL to increase or decrease the quantity according to its actual needs.

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Estimated Feasibility of the Transaction for ICL – Decreased Costs as

Compared to Gas Outline Prices

	July-September 2020	March-September 2021	October-December 2021	Total for period
Daily quantity – Leviathan firm agreement + LNG (MMBTU/day)
Average daily quantity available for Tamar agreement (MMBTU/day)
Quantity for period (MMBTU)
Existing price ($/MMBTU)	4.8	4.8	4.8	4.8
New price ($/MMBTU)
Savings in gas cost for period ($M)

The total expected savings for ICL during the bridging period is estimated at $17.6 million, as detailed in the above table. Per each additional delay in the operation of Karish until the end of 2022, ICL is guaranteed continued purchase of gas at the price of $      , reflecting a monthly saving of approx. $1.5 million as compared to Outline prices.

6.	Fairness of the Uniform Price for ICL and Bazan

The negotiations leading to the Bridging Agreement were carried out jointly by ICL and Bazan, in order to improve their joint bargaining force. The joint consumption scope of Bazan and ICL is approx. 1.5 BCM, a scope similar to the estimated decrease in demand for natural gas in Israel due to the Coronavirus crisis. Of this, Bazan’s annual consumption scope is approx. 0.9 BCM, while ICL’s annual consumption scope is approx. 0.65 BCM.

ICL and Bazan have joined forces for negotiations purposes; however each company entered a separate agreement, without any dependence between the agreements, without any internal arrangements respecting the benefits and without any mutual guarantees or undertaking between the parties. The joining of forces between the parties was intended to create a critical mass and bargaining force in negotiations, and is common practice in the business world, and was also done by ICL and Bazan in the gas agreement entered in 2017 with Energean. In the Energean agreement ICL and Bazan also joined forces with OPC, which has not taken part in the proposed agreement as it is already engaged in existing agreements for the purchase of natural gas pending the entry of Karish.

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When examining the fairness of the transaction’s terms, we have examined the reasonableness of setting a uniform price applying to both ICL and Bazan. Our conclusion is that a uniform gas price for the two companies constitutes a fair price, without deprivation or discrimination of any party, for the following reasons:

a.	The price reduction derives from superior bargaining force, and not from economics of scale

Natural gas is a commodity, and its process of sale and distribution is not characterized by a significant advantage of scale from the perspective of the gas producer. When selling to large customers such as ICL and Bazan, the gas producer does not benefit from any significant cost-saving (other than in direct transaction costs, which are relatively negligible), in comparison with selling to smaller customer. Moreover, selling to a large customer whose consumption is mostly concentrated in a single site even entails an operational risk in case of malfunctions or operational interruptions on the producer’s side.

The absence of the economics of scale in the field of natural gas sales also finds its expression in the Gas Outline formula, which provides a uniform price, irrespective of the customer’s size, thereby expressing also the regulator’s perception as to the absence of significant price differences depending on the scope of consumption.

The advantage of Bazan and ICL joining forces derives, therefore, not on the economics of scale but rather of their joint critical mass, jointly creating a gas consumer having a unique scope of consumption, a “tiebreaker”. In these situations, the superior bargaining force stems from the joint size, rather than from the relative size of each and every consumer.

ICL and Bazan, in joining forces, have created a significant joint force, which justifies, from the gas producer’s perspective, a significant reduction in gas price in return for obtaining a quantity that would allow it to overcome the expected oversupply in the market, resulting from the Coronavirus crisis.

The joint bargaining force and inconsequence of the economics of scale justify, in our estimation, a uniform gas price for both companies.

b.	There is no economic justification for price differences between power producing and industrial customers in agreements with no linkage

From an economic point of view, natural gas is a uniform, tradable product (commodity). Economically, commodity prices are uniform for all consumers, regardless of the type of end use of the product. Hence, there is no economic justification for price differences, and under competitive market conditions, the price of the product would be identical, irrespective of its designated use (electric power production or industry).

The historical price formulas in the Israeli gas market, as also demonstrated in the Gas Outline prices, differentiate the gas price for PPPs from the gas price for industrial consumers. As a result of these formulas, Bazan’s alternative price for purchase under Outline prices is $5.1 (being a predominantly industrial consumer), while ICL’s alternative price is $4.8 (reflecting 80% consumption for power production and 20% for industrial consumption).

The price differences between gas prices for PPPs and gas prices for industrial consumers are the result of different linkage agreements applying to the two types of consumers. Industrial consumers sought to hedge the risk entailed in the transition from oil to gas by linking the gas prices to the oil price, while private power producers (PPPs) sought to hedge their risk through linkage to the electricity production tariff, which reflects their revenues from selling electricity.

The use of a different linkage base, as well as estimations used at the time of such agreements regarding the expectancy of increases in gas and oil prices, have led to the creation of different linkage mechanisms, having different minimum prices. That is, from an economic perspective, the difference between Bazan’s Outline prices and those of ICL does not stem from the manner of gas usage, but rather from a different linkage mechanism.

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The proposed Agreement does not include a linkage component, and therefore the differentiation between the price for industry linked to Brent, and the price for PPPs linked to the production tariff is irrelevant in our case. As a result, there is no justification for determining a different price for Bazan as compared to ICL.

c.	A uniform gas price for Bazan and ICL in the Energean agreement

The Bridging Agreement constitutes a substitute for the purchase of gas from Energean, postponed due to the delay in Karish’s entry. Like in the proposed Agreement, the Karish agreement also provides a uniform gas price for Bazan and ICL. This precedent reinforces and further establishes our estimation as to the reasonableness and fairness of a uniform price for both companies.

7.	Conclusion

In conclusion, we view the terms of the transaction, which include a 17% discount on the gas price for ICL, as compared to the gas price according to the Gas Outline, and a negligible addition of approx. 0.4% as compared to the agreement prices for future purchases from Energean, as being reasonable and fair business terms, representing high economic feasibility and a positive profit expectancy for ICL. We therefore believe that the transaction reflects market conditions and is economically feasible for ICL.

Upon weighing the transaction’s feasibility for ICL, we have also taken into account, in addition to the significant reduction in gas price as compared to the existing situation, the fact that the Agreement is a short-term bridging agreement, including no undertaking to purchase a minimal quantity of gas (TOP), granting ICL the full operational and economic flexibility it requires pending Energean’s entry.

Our examination has indicated, as detailed herein, that the terms of the Agreement, including the gas price as compared to the alternative market price, constitute market conditions, adequately reflecting the nature of this transaction. A uniform price for both members of the group constitutes a fair and reasonable price, without discrimination or deprivation of any party.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
Name: Kobi Altman
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: VP, Company Secretary & Global Compliance

Date: September 2, 2020
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EXHIBIT INDEX

Exhibit No.          Description

99.1                       Form of Proxy card

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